WES CONSULTING, INC.
2745 BANKERS INDUSTRIAL DRIVE
ATLANTA, GA 30360

November 25, 2009

Tom Kluck
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	WES Consulting, Inc.
Preliminary Information Statement on Schedule 14C
Filed: October 29, 2009
File No. 000-53314

Dear Mr. Kluck:

We represent WES Consulting, Inc. (“WES” or, the “Company,” “we,” “us,” or “our”).  By letter dated November 17, 2009, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”) filed on October 29, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
We note that you have not provided any financial information pursuant to either Items 13 or 14 of Schedule 14A.  Please note that Item 1 of Schedule 14C incorporates the disclosure requirements of Schedule 14A, including the notes.  As such, please refer to Note A and Items 13 and 14 of Schedule 14A and discuss your basis for not providing the disclosure requested by the noted Items.

RESPONSE: We have amended the Information Statement to include financial information incorporated by reference pursuant to Item 1 of Schedule 14C (see page 8).

2.
In connection with the preceding comment, please clarify if you obtained shareholder approval for the merger and issuance of shares.  If not, please discuss the basis for not seeking shareholder approval.

RESPONSE:  We have amended the Information Statement to disclose that shareholder approval was obtained for the merger (see page 5).

3.	Please revise to discuss the exemption relied upon in issuing the shares to Liberator’s shareholders in the merger.

RESPONSE: The Company relied upon Section 4(2) of the Securities Act in issuing the shares to the Liberator shareholders pursuant to the merger (see page 5).

4.
Please tell us if any officers or directors will receive any securities as a result of the actions disclosed in this information statement.  If so, please refer to Item 3 of Schedule 14C and revise your disclosure accordingly.

RESPONSE:  Disclosure will be revised to indicate that the Company’s CEO will be the sole owner of the Series A Convertible Preferred Shares that was authorized by a majority vote of the shareholders (see page 5).

The Company further acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

ANSLOW & JACLIN LLP

GREGG E. JACLIN, ESQ.